SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.



                          FORM U-57



       NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS




              Filed under section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended






                  LOY YANG B JOINT VENTURE
             __________________________________
              (Name of foreign utility company)




                    EDISON MISSION ENERGY
             __________________________________
                  (Name of filing company)


                    18101 Von Karman Avenue
                           Suite 1700
                 Irvine, California 92612-1046

Notification

          Edison Mission Energy ("Mission") hereby files with the
Securities and
     Exchange Commission ("Commission"), pursuant to section 33 of the Public
     Utility Holding Company Act of 1935 ("Act"), as amended by section 715 of
     the Energy Policy Act of 1992, P.L. 102-486, and Rule 57 of
the
     implementing regulations thereunder, 17 C.F.R. Section 250.57, this notice that
     Loy Yang B Joint Venture ("Venture"), an unincorporated
joint venture
     organized under the laws of Australia, is a foreign utility company ("FUCO")
     in which Mission intends to increase its voting security
interests.  Mission
     first filed notice of Venture's FUCO status, and that of
Mission Energy
     Management Australia Pty Ltd, on November 9, 1992.  That
notice was
     amended by filing dated December 21, 1992.  Both of these
filings were
     made prior to the Commission's adoption of Rule 57.
          This filing is intended to amend Mission's previous
FUCO filings as to
     Venture by replacing them in their entirety, but for Exhibit
A to the notice of
     November 9, 1992, which is a copy of Southern California
Edison Company,
     90 PUR4th 45 (Cal. PUC 1988).   The previous filings remain
in effect as to
     Edison Mission Operation and Maintenance Loy Yang Pty Ltd.
(formerly
     Mission Energy Management Australia Pty Ltd.), the operator of Venture's facilities.
          Venture does not own or derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale (or the distribution at retail of natural gas or manufactured gas for heat, light, or power) within the United States.  Neither
Venture nor any
     subsidiary company of Venture is a public utility company operating in the
     United States.
     Item 1

     Name and business address of the entity claiming foreign utility company status


     Loy Yang B Joint Venture
     Barton's Lane
     Traralgon VIC 3844
     Australia


     Description of the facilities used for the generation, transmission, or distribution of electric energy for sale


          Venture's facilities used for the generation, transmission, or distribution of electric energy for sale consist of two 500
MW coal-fired units
     and associated interconnection equipment connecting the generating units with the state grid of Victoria. The facilities are located near Melbourne.

     Ownership of the Company
          Venture has one class of voting securities authorized, consisting of ordinary stock. Mission currently holds 51 percent of such voting securities, indirectly through various wholly-owned subsidiaries and partnerships. On or about May 8, Mission will acquire the remaining 49 percent interest in
     Venture from a wholly-owned subsidiary of the State
Electricity Commission
     of Victoria, Australia.

     Item 2

     Domestic associate public-utility company and holding company

          Southern California Edison Company ("Edison") is the only domestic public utility company that is an associate company of Mission. Edison, which itself has no interest in Venture, is a direct, wholly-owned subsidiary company of Edison International, which is a public utility holding company exempt from registration under section 3(a)(1) of the Act.
          Venture will be an indirect, wholly-owned subsidiary company of
     Edison International, as follows: Venture will be comprised of Latrobe Power
     Partnership ("Latrobe") (with a 51 percent interest) and Gippsiano Power Pty
     Ltd (with a 49 percent interest). The partners of Latrobe are Mission Victoria
     Partnership (99 percent) and Edison Mission Energy Australia
Limited
     ("EMEA") (1 percent).  The partners of Mission Victoria
Partnership are:
     Latrobe Power Pty ("LPP") (52.31 percent), Traralgon Power
Pty ("TPP")
     (46.69 percent), and Mission Energy Ventures Australia Pty
Ltd ("MEVA")
     (1 percent).  EMEA is wholly owned by Edison Mission Energy
Holdings Pty
     Ltd, which is wholly owned by Loy Yang Holdings Pty Ltd
("Loy Yang
     Holdings"), which is wholly owned by MEC International B.V.
("MECI").  LPP
     and TPP are each owned by Loy Yang Holdings (1 percent) and MECI (99 percent). MEVA is wholly owned by Loy Yang Holdings. MECI is wholly owned by Mission Energy Holdings International, Inc., which is wholly owned by Mission. Mission is wholly owned by The Mission Group, which is wholly owned by Edison International.
           Gippsiano Power Pty Ltd is wholly owned by Mission
Energy
     Development Australia Pty Ltd, which is wholly owned by EME
Victoria
     Generation Ltd, which is wholly owned by EME Generation
Holdings Ltd,
     which is wholly owned by Mission Hydro Limited Partnership
(UK).  The
     partners of Mission Hydro Limited Partnership (UK) are
Mission Energy Wales
     Company (US) (30 percent), MEC Wales BV (NL) (69 percent), and Mission
     Hydro (UK) Ltd (1 percent).  Mission Energy Wales Company
(US) is wholly
     owned by Mission. Mission Hydro (UK) Ltd is wholly owned by Mission
     Energy UK Ltd, which is wholly owned by MECI.  MEC Wales BV
(NL) is
     wholly owned by MECI.

     EXHIBIT A
     Documents incorporated by reference
          Edison is the only associate company or affiliate of Venture that is a public utility company.  The California Public Utilities
Commission ("PUC") is
     the sole State commission with jurisdiction over the retail rates of Edison.
          Section 33(a)(2) of the Act provides that an exemption under section
     33(a)(1) shall not apply or be effective unless every State commission having jurisdiction over the retail electric or gas rates of a public utility company that is an associate company or an affiliate company of a company otherwise exempted under section 33(a)(1) "has certified to the Commission that it has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority." However, this requirement is deemed satisfied if the State commission had, prior to the date of enactment of the Energy Policy Act of 1992 (October 24, 1992) "on the basis of prescribed conditions of general applicability, determined that ratepayers of a public utility company are adequately insulated from the effects of diversification and the diversification would not impair the ability of the State commission to regulate effectively the operations of such company."
          As contemplated by this provision, the PUC in authorizing the creation of Edison International (formerly SCEcorp) in 1988 considered the effect of diversification on Edison. The PUC imposed various conditions of general applicability on the operations of the holding company system and, based on those conditions, determined that the ratepayers of Edison are adequately insulated from the effects of diversification, and that diversification would not impair the PUC's ability to regulate effectively
Edison's operations.
          In approving the formation of the Edison International holding company system, the PUC imposed 15 conditions of general applicability on Edison and the holding company.  Southern California Edison
Company, 90 PUR4th
     45 (Cal. PUC 1988).  In formulating these conditions, the
PUC recognized
     the primary importance of insulating Edison's ratepayers from the effect of diversification: "The one thing we must make sure of is that the activities of the holding company and its nonutility enterprises do not adversely affect the ratepayers of the utility." Id. at 63. The PUC concluded that the conditions it adopted with regard to financial controls and reporting were
     "adequate to support our regulatory function" of so insulating Edison's ratepayers. Id. Accordingly, the PUC adopted the conclusion of its Division of Ratepayer Advocates that the general conditions imposed upon the holding company would "[e]nsure that Edison ratepayers are insulated from all effects of nonutility activities."  Id. at 69.
          Additionally, the PUC found that "given the conditions we will require, there should be no diminution of the Commission's ability to regulate Edison effectively or Edison's ability to provide reliable utility service at reasonable rates." Id. at 57. "The proposed reorganization is designed to result in a corporate structure which enhances management's ability to take advantage of nonutility business opportunities should they arise while not diminishing the Commission's ability to effectively regulate utility operations." Id. at 68.

          Accordingly, Venture meets the criteria set forth in
section 33(a) for
     qualification as a "foreign utility company."

          The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

                    By:  /s/ Richard Lehfeldt

                         Richard Lehfeldt
                         Assistant General Counsel and Vice
President
                         Edison Mission Energy
                         18101 Von Karman Avenue, Suite 1700
                         Irvine, California  92612-1046

     April 28, 1997